Exhibit 21

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
MapInfo Australia Pty. Limited	Australia
MapInfo Canada Inc.	Canada
MapInfo GmbH	Germany
MapInfo Limited	United Kingdom
MapInfo UK Limited	United Kingdom
MapInfo Realty LLC	New York
Southbank Systems Limited	United Kingdom
Moleseye Limited	United Kingdom
GeoBusiness Solutions Limited	United Kingdom